UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Name of Issuer:  Mediware Information Systems, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  584946107

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                         April 17, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.     584946107

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Larry N. Feinberg


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         986,236


8.  Shared Voting Power




9.  Sole Dispositive Power

         986,236


10. Shared Dispositive Power






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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         986,236


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         17.87%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 2 to Schedule 13D is being filed on

behalf of Larry Feinberg to report a material change in his

beneficial ownership of shares of common stock ("Common Stock")

of Mediware Information Systems, Inc. ("Mediware") from 16.19% to

17.87%.

Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Feinberg is deemed to

beneficially own 986,236 shares of Mediware's Common Stock (the

"Shares").  The Shares are held by the Partnerships and managed accounts over which Mr. Feinberg has investment discretion.  The

986,236 Shares were purchased for an aggregate purchase price of

$3,740,596.  The funds for the purchase of Shares held in the

Partnerships, over which Mr. Feinberg has investment discretion,

came from capital contributions to the Partnerships by their general and limited partners.  The funds for the purchase of the

Shares held in the managed accounts, over which Mr. Feinberg has investment discretion, came from each managed account's own

funds.  No leverage was used to purchase the Shares.

Item 4.  PURPOSE OF TRANSACTION

         The primary interest of Mr. Feinberg is to maximize the

value of the Partnerships' and managed accounts' investment in

Mediware.  Mr. Feinberg intends to continually review Mediware's business affairs, financial position, and future prospects, as well as conditions in the securities markets and general economic and industry conditions.  Based on such evaluation, review, and other factors Mr. Feinberg will continue to consider various alternative courses of action and will in the future take such actions with respect to the Partnerships' and managed accounts'

investments in Mediware as he deems appropriate.  Such actions may include, but are not limited to, the following:

      1. Seeking representation on the Board of Directors of

         Mediware;

      2. Making recommendations to management concerning various business strategies, including acquisitions and

         dispositions;

      3. Recommending hiring an investment banker to evaluate

         strategies to enhance shareholder value;

      4. Recommending eliminating related party transactions; and

      5. Recommending implementing a new incentive compensation

         plan for company employees.

    Such actions may involve the purchase of additional shares of

Common Stock and, alternatively, may involve the sale of all or a portion of the Shares held by the Partnerships and managed accounts in the open market or in privately negotiated transactions to one or more financial or strategic purchasers.

    As a result of the foregoing, Mr. Feinberg's position with respect to Mediware may not be considered solely that of a

passive investor.  There can be no assurance, however, that

Mr. Feinberg will take any of the actions set forth above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Feinberg is deemed to be the

beneficial owner of 986,236 Shares.  Based on information

obtained from Mediware's most recent filing on Form 10-Q, there are believed to be 5,517,722 Shares outstanding.  Therefore,

Mr. Feinberg is deemed to beneficially own 17.87% of Mediware's outstanding shares of Common Stock.  Mr. Feinberg has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Mediware Common Stock that he is currently deemed to beneficially own.


Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         No change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Attached hereto as Exhibit A is a description of the

transactions in the shares of Mediware Common Stock that were effected by Mr. Feinberg during the past 60 days.

         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



April 23, 1998

                             /s/ Larry N. Feinberg
                             _____________________
                               Larry N. Feinberg






































00751001.AY7





                                                        EXHIBIT A


                     Daily Transactions
                     ____________________

Trade Date    Number of Shares    Price Per Share      Value
__________    ________________    _______________      _____


4/21/98            2,500               $8.25          $20,625
4/17/98           30,000                8.00          240,000
4/17/98            4,500                8.25           37,125
4/16/98           10,000                8.125          81,250
4/13/98            2,500                8.25           20,625
4/9/98             5,000                8.375          41,875
4/9/98             5,000                8.375          41,875




































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00751001.AY7